BC FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

November 15, 2010

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

November 15, 2010

The press release relating to this material change was distributed and filed by,

Marketwire, Marketnews Publishing, Inc. and Stockwatch on November 15, 2010.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The  Company  announced  a  progress  report,  on  Phase  2,  of  the  Gil/JV  investigation  that is currently underway at the Colorado School of Mines.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report, or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 26th day of   November    , 2010.

TERYL RESOURCES CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES RECEIVES PROGRESS REPORT FOR ORE RESERVE

ESTIMATION, ON THE GIL JOINT VENTURE GOLD PROPERTY, FAIRBANKS,

ALASKA

For  Immediate  Release:  November  15,  2010.  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX  Venture

Exchange: TRC.V, OTCBB: TRYLF) is pleased to announce the following progress report, on Phase 2, of the Gil/JV investigation that is currently underway at the Colorado School of Mines.

Please see the attached link http://www.terylresources.com/pdf/markfinalreport.pdf for an interim report.

The  progress  report  lists  the  methods  and  work  conducted  by  Will  Robinson  during  the  months  of

September - October, 2010.  Work conducted can be summarized as follows:

-    Construction of a Project File (.dg1 file) in Vulcan

-    Importing Digital Elevation Model (DEM) for Gil Study Area

-    Construction of COLLAR, ASSAY, and SURVEY .csv files

-    Construction and validation of Design Database in Vulcan (dhd.gil.isis)

-    Plotting drill holes in Vulcan

-    Created 3D solid for Main Gil orebody

The following list summarizes the remaining objectives for completing the ore reserve estimation:

-    Composite the assay data in Vulcan using a 35-foot Run Length compositing method

-    Decluster the composited assay data using MSLIB (free software provided by CSM)

-    Run Exploratory Data Analysis (EDA) on the declustered assay data

•

Log-Probability plot

•

Histogram

•

Mean, StDev, Coefficient of Variation

-    Run variograms on the assay data and model the variograms

-    Build the block model

-    Run the kriging estimate

-    Run cross validation

-    Summarize the resources

John Robertson, President of Teryl Resources Corp., states, "Upon completion of the reserve estimate on the Gil joint venture, the Company will be able to better evaluate any potential buyout of its 20% of the Gil joint venture and/or estimate the value of the 20% interest for the shareholders."

Qualified Person

Mark  S.  Robinson,  P.  Geo.,  State  of  Alaska  Licensed  Geologist  No.  247  of  Wrangell,  Alaska,  who  is

independent   of   the   Company   as   defined   in   NI43-101.     Mark   Robinson   is   a   Certified   Professional

Geologist  (CPG)  6414  with  the  American  Institute  of  Professional  Geologists  (AIPG).   Other  professional

societies  and  certifications  include:  Society  of  Economic  Geologists  (SEG)  fellow  since  1985;  American

Geological  Institute  (AGI);  and  Alaska  Miners  Association  (AMA).   Mark  Robinson  is  a  Qualified  Person

as  defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated  by  the  U.S.  Securities  and  Exchange

Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT TERYL RESOURCES

To date, a total of US$9,000,000 has been expended by the joint venture partners, with Teryl and Kinross accounting for 20% and 80%, respectively, of total expenditures.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE: KGC) (80% Kinross/20% Teryl). To date USD $9 million has been expended on exploration by

Kinross and Teryl on the Gil joint venture claims. A USD$1.5 million budget has been approved for 2010.

The Company’s other Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold

Corp. (OTC BB: LNXGF); the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross;

and a 100%-interest in the West Ridge property. For further information visit the Company’s website at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

http://www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and  operations,  and  capital expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,  certain  of  which  are  beyond  the  Company's control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case materially,  from  those  expressed  or  implied  by  the  forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,  including,  but  not limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful  completion  of  new  development  projects,  planned expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost estimates;  whether  mineral  resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations applicable to Teryl, and changes in how they are interpreted and enforced,  delays resulting from or inability to obtain required regulatory approvals and ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,

industry conditions,  increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Company's  actual  results,  performance  or  achievements could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at

www.sedar.com,   and   the  Company’s   20-F   annual   report   filed  with  the  United   States   Securities   and   Exchange   Commission  at   www.sec.gov.

Accordingly,  no  assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether  written  or  oral,

attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these  cautionary  statements.  Furthermore,  the forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this  news  release  and  the  Company  does  not  undertake  any obligation  to  update  publicly  or  to  revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or otherwise, except as may be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United  States.  The  securities  of  the

Company have not been registered under the United States Securities  Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and  may  not  be  offered  or  sold  within  the  United  States  or  to  U.S.  Persons  unless  registered  under  the  U.S.  Securities  Act  and  applicable  state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX  Venture  Exchange)  accepts responsibility for the adequacy or accuracy of this release.